UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CORRESP

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Report dated October 31, 2006

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A

110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes     ☐     No     ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes     ☐     No     ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     ☐     No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

 Enclosure: Comments on Form 20-F dated September 26, 2006 for the attention of Rufus Decker

October 31, 2006

RESPONSES TO SEC COMMENTS AND REQUESTS ON FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005

Question	SEC comments / Information required	Rhodia’s response
2

[p.36] Please disclose why a portion of inventory costs is included in the « Property, Plant and Equipment » line item rather than the “inventories” line item on the balance sheet. Il appears you may have intended to refer to “machinery and Equipment” rather than “Inventory and Equipment”.

The “Property, Plant and Equipment” line item does not include any portion of inventory costs. In the translation from French to English the expression “inventory and equipment” was used by mistake instead of “machinery and equipment”

3	[p.56] Please revise your table of contractual cash obligations to include estimated interest payments on your debt.	The table below sets forth the maturity schedule for our other obligations and long-term liabilities as of December 31, 2005, as revised to reflect your comment.
	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations (exclusive of capital lease obligations) (1)(2)	2,885	1,023	40	1,323	499
Capital lease obligations (1)(2)	129	16	26	68	19
Operating lease obligations (1)	148	24	40	36	48
Estimated interest payments for long-term debt and capital lease obligations (3)	845	198	346	271	33
Purchase obligations (4):
Raw materials and services	1,996	889	730	202	175
Energy (electricity, gas, steam)	880	372	358	77	73
Total purchase obligations	2,876	1,261	1,088	279	248
Other long-term liabilities (1)(2):
Pension and retirement	1,350	81	82	83	1,104
Environmental	232	44	60	43	85
Restructuring	109	87	12	3	7
Other provisions	206	73	39	11	83
Deferred income taxes	65	31	19	13	2
Total other long-term liabilities	1,962	316	212	153	1,281
Total contractual obligations	8,845	2,838	1,752	2,130	2,128

(1) Includes the current portion of these liabilities.

(2) Included on Rhodia’s Consolidated Balance Sheet.

(3) Estimated interest payments for our debt and capital lease obligations are based on interest rates and maturities in effect at December 31, 2005. No assumption of savings resulting from any refunding of these obligations has been made.

October 31, 2006
4	[p.120] Please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e).

We will provide the following disclosure related to 2005 in our 2006 Form 20-F, in addition to our December 31, 2006 conclusion on Disclosure Controls and Procedures:

“We carried out an evaluation under the supervision and with the participation of our management of the effectiveness of the design and operations of our disclosure controls and procedures. Based upon our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures, as of December 31, 2005, were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported when required, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure”.

5

Please explain to us what the line item “Appropriation of Earnings/(Loss)” represents and why it results in a reclassification from accumulated deficit to additional paid in capital. In doing so, please tell us the IFRS accounting literature you relied upon in accounting for this item.

In compliance with French Law, the shareholders voted at the general shareholders’ meeting of Rhodia SA to approve the allocation of the losses for the financial year 2003 (-1 706 millions of euros) and 2004 (-264 millions of euros) against issued premium, which is designated as “additional paid in capital” in the 20F.

There is no specific IFRS literature that addresses such legal redesignation of equity. However the Company believes that such legal characterization should be reflected in the IFRS financial statements.

6	Please tell us how you account for emission allowances under US GAAP and the authoritative accounting literature supporting your accounting

Rhodia’s US GAAP accounting for emission allowances is set forth below.

Under US GAAP, no authoritative specific guidance exists for the accounting treatment of emission rights under the EU trading scheme or similar trading schemes.

October 31, 2006

Rhodia recognizes emission rights on receipt of the notification from the national emission trading agency. At this point in time, the emission rights meet the definition of an asset as outlined in FASB Statement of Concepts No. 6 paragraph 25—the company at this point in time controls, based on a past transaction, a probable future benefit.

Emission allowances are recorded at cost. Allowances granted for free by the government are recognized at zero value. No allowances were purchased OTC in 2005.

During 2005, the company had no material quantitative differences between the US GAAP accounting described above that had to be quantified for purposes of its reconciliation between IFRS and US GAAP.

Additionally, the company plans to disclose in its 2006 US GAAP reconciliation its US GAAP accounting policies regarding emission allowances and to quantify any significant differences in its 2006 US GAAP reconciliation.

IFRS accounting for emission allowances

For reference purposes, please note that Rhodia’s IFRS accounting for emission allowances is set forth in Note 3.4 to its financial statements.

7	Please revise your disclosure to clarify how your policy with respect to revenues for which collection is neither substantially uncertain nor probable is consistent with IAS 18.

We will revise our disclosure regarding revenue recognition as follows :

“Net sales are recognized when:

(i) the company has transferred to the buyer the significant risks and rewards of the ownership of the goods;

(ii) the company retains neither continuing managerial involvement nor effective control over the goods sold;

(iii) the amount of the revenue can be measured reliably;

(iv) it is probable that the economic benefits associated with the transaction will flow to the entity, including the recovery of the amounts receivable; and

(v) the costs incurred or to be incurred related to the transaction can be measured reliably.”

October 31, 2006
8

Please revise your presentation of your primary segment results to include any significant non-cash expenses that were deducted in calculating segment results, such as the €258 million loss on disposal of non-current assets reflected in the 2004 statement of cash flows. Please refer to paragraph 61 of IAS 14.

The disclosures in the following table required by IAS 14.61 regarding non-cash items will be included in Note 4, segment information in the 2006 financial statements.

Non cash items for the period by business segment break down - cf (a)

Please note that in the cash flow statement, gains and losses are cancelled as non cash items in “operating activities” in order to disclose the selling price in “investing activities”. They are presented before transfer to the loss from discontinued operations in the P&L.

In 2004, the gain disclosed in the cash flow for 258M€ includes gains from discontinued operations for 217M€, which are not included in the segment information. The remaining gains, ie 41M€, are the difference between a total selling price of 79m€ and an accounting value of 38 M€, which is disclosed in appendix a.

In 2005, the loss disclosed in the cash flow for 22M€ includes losses from discontinued operations for 32M€. The remaining gains, ie 10M€, are the difference between a total selling price of 26M€ and an accounting value of 16M€, which is disclosed in appendix a.

9

Please revise your presentation of segment liabilities to reconcile to total liabilities as required by paragraph 67 of IAS 14. Your current presentation appears to reconcile to total equity and liabilities.

The following disclosure will be included in the 2006 financial statements, to provide the appropriate reconciliation of segment liabilities to total liabilities, as required by paragraph 67 of IAS 14 - cf (b)

Segmental assets comprise intangible assets, property, plant and equipment, inventories and trade receivables. Segmental liabilities comprise provisions for contingencies and losses, trade and notes payable and other current liabilities.

The capital expenditures incurred during the period comprise the acquisition costs of property, plant and equipment and intangible assets, including those arising from business combinations.

October 31, 2006
10

Please disclose the instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Please refer to paragraph 70(c) of IAS 33 and paragraph 40(c) of SFAS 128.

The company will include the following disclosure in its earnings per share note to the 2006 financial statements, to satisfy the IFRS disclosure requirements to disclose the instruments that could potentially dilute basic earnings per share in the future, but are not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented:

“The number of stock options outstanding as of December 31, 2005 and December 31, 2004 related to 26 640 063 shares, and have not been included for purposes of the calculation of the diluted loss per share for 2005 and 2004, because they are antidilutive for such periods.”

11

With respect to your shares with preferential subscription rights, please disclose all applicable rights, preferences and restrictions, including restrictions on the distribution of dividends and repayment of capital. Please refer to paragraph 76(a)(v) of IAS 1.

There are no difference in applicable rights, preferences and restrictions, including restrictions on dividend distribution and repayment of capital among the stock outstanding.

Preferential subscription rights are not a separate class of permanent capital under French law. They are mechanism used in connection with certain issuance of new ordinary shares to allow existing shareholders to either acquire new issued shares at the preferential subscription price or realize the value of the reduced subscription price by selling the rights on the market.

There are no differences in the rights of shareholders related to the various share classes outstanding, including rights to receive dividends and repayment of capital and the right to participate in future issuance (ie "rights issuance").

We note that this information should also be provided in the Note to the Financial statements, relating to the Share Capital and Additional Paid In Capital, in order to be in conformity with IAS 1 § 76(a).

If no changes happen until the end of December 2006, we therefore intend to add the following information in the 2006 20 F: “Each share confers on the shareholders the right to one vote”.

October 31, 2006
12

Please disclose a general description of your material leasing arrangements, including, at a minimum :

-     The basis on which contingent rent payable is determined ;

-     The existence and terms of renewal or purchase options and escalation clauses ; and

-     Restrictions imposed by lease arrangements, such as those concerning dividends, additional debt and further leasing.

Please refer to the requirements of paragraphs 31 (e) and 35(d) of IAS 17.

The company has certain finance lease arrangements totaling 129 M€ (long-term and short-term portions). Those arrangements don’t contain any contingent rent payable, escalation clauses or restrictions, such as those concerning dividends, additional debt and further leasing.

The following information will be provided in the 2006 Notes to the Financial statements relating to borrowings, if still applicable :

“The company has essentially two finance lease arrangements relating to production units for outstanding debt balance of 67 M€ and 28 M€, respectively.

The first arrangement doesn’t contain any renewal terms. During the lease term, Rhodia can purchase the facility by paying the remaining lease balance due. At the end of the lease, Rhodia can purchase the facility by paying the greater of fair market value of the facility and the remaining lease balance, or Rhodia can turn back the facility to the lessor and pay the guaranteed residual value of the facility plus any sums then due under the lease.

The second arrangement doesn’t include a purchase option and is subject to renewal by mutual agreement at the end of its term.

In addition, there is no material operating lease including contingent rent payable, escalation clauses or restrictions, such as those concerning dividends, additional debt and further leasing.”

13

With respect to your finance leases, please provide a reconciliation between the total of future minimum lease payments at the balance sheet date and their present value. Additionally, please disclose the present value of future minimum lease payments for each maturity date presented. Please refer to paragraph 31(b) of IAS17.

The present value of future minimum lease payments at the balance sheet date is already disclosed in paragraph 26.2 (analysis of borrowings by type – cf (c)

The present value of future minimum lease payments for each maturity date, which are currently disclosed in paragraph 26.3 of the Notes to the Financial Statements, will be revised as follows in the 2006 Notes to the Financial Statements - cf (d)

October 31, 2006
14

Please disclose operating lease and sublease payments recognized as an expense for each period presented, with separate amounts for minimum lease payments, contingent rents, and sublease pay²ments. Please refer to paragraph 35© of IAS 17.

Our internal reporting relating to lease and sub-lease payments recognised as an expense in the period does not currently allow us to disclose separately minimum lease payments, contingent rents and sublease payments as required by paragraph 35 of IAS 17.

We will include such disclosures in our December 31, 2006 financial statements, if material.

In such a case, the disclosure in our 20F would be the following - cf (e)

15

We note you elected not to apply IFRS 3, Business Combinations, retrospectively to business combinations occurring before January 1,2004. In this regard, please tell us why there are no reconciling adjustments for differences between your accounting for business combinations and accounting under US GAAP.

Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141), was effective for all business combinations initiated after June 30, 2001. International Financial Reporting Standards 3, Business Combinations (IFRS 3), was effective for all business combinations for which the agreement date was on or after March 31, 2004. Rhodia has not had a significant business combination since October 2000.

Accounting for business combinations under SFAS 141 and French GAAP (Rhodia’s previous GAAP) were essentially the same. Rhodia’s election not to apply IFRS 3 retrospectively, as permitted under International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards, enabled Rhodia not to review the accounting for business combinations initiated prior to June 30, 2001. Therefore, there are no reconciling differences between U.S GAAP and IFRS relating to business combinations.

16

Please disclose how you calculate the market-related value of plan assets as that term is defined in SFAS 87. Since there are alternative ways to calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

In accordance with IFRS (IAS19, par 102) and US GAAP (FAS 87, par 30 and 49), the company will include the following disclosure in its retirement benefits note to the 2006 financial statements: “The market-related value of plan assets is measured at fair value”.

This is acceptable under IFRS (IAS19, par 102) and US GAAP (FAS 87, par 30 and 49)

October 31, 2006
17

Please revise your certifications to replace references to “annual report with report”. Note that the language of the certifications required by Section 302 of the Sarbanes Oxley Act and Item 601 (b)(31) of Regulation S-K should not be altered.

The company will revise the certifications as indicated.

The company acknowledges: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

October 31, 2006

APPENDICE

(a) : Non cash items for the period by business segment break (question 8)

( in millions of euros )	Pharma Solutions	Organics	Polyamide	Novecare	Eco services	Acetow	Coatis	Silcea	Corporate & Other	Group
At December 31, 2005
Depreciation,amortization and impairment	-9	-30	-101	-36	-21	-34	-20	-63	-56	-370
Environment expenses									-27	-27
Non cash items on sale of non current assets									-16	-16
At December 31, 2004
Depreciation, amortization and impairment	-85	-40	-116	-39	-30	-26	-16	-99	-81	-532
Environment expenses									-69	-69
Non cash items on sale of non current assets		-6		-7					-25	-38

October 31, 2006

(b) : Segment liabilities (question 9)

	Pharma Solutions	Organics	Polyamide	Novecare	Eco Services	Acetow	Coatis	Silcea	Corporate & Other	Group
At December 31, 2005
Segmental assets	95	245	1,277	611	238	319	302	699	388	4,174
Unallocated assets									1,472	1,472
Total assets	95	245	1,277	611	238	319	302	699	1,860	5,646

Segmental liabilities	42	191	523	225	62	185	229	221	1414	3,092
Unallocated liabilities									3220	3,220
Total liabilities	42	191	523	225	62	185	229	221	4634	6,312

Capital expenditure	10	22	58	24	19	27	44	36	46	286

At December 31, 2004
Segmental assets	214	250	1241	583	185	301	369	743	548	4,434
Unallocated assets									1132	1,132
Total assets	214	250	1241	583	185	301	369	743	1680	5566

Segmental liabilities	66	217	494	258	47	185	230	225	1150	2,872
Unallocated liabilities									3215	3,215
Total liabilities	66	217	494	258	47	185	230	225	4365	6,087

Capital expenditure	13	12	55	22	20	29	17	32	48	248

October 31, 2006

(c) : analysis of borrowings by type (question 13)

( in millions of euros )	Amortized cost	Redemption value	Fair value	Maturity	Effective rates before hedging
At December 31, 2005
Finance lease debts ( short term )	16	16	16	2006	Libor/Euribor +3,05%
Finance lease debts ( long term )	113	113	113	2007-2016	Libor/Euribor +3,05%

At December 31, 2004
Finance lease debts ( short term )	37	37	37	2005	Libor/Euribor +3,05%
Finance lease debts ( long term )	207	207	207	2006-2009	Libor/Euribor +3,05%

(d) : The future minimum lease payments for each maturity date will be disclosed in the 2006 Notes to the Financial Statements as follows (Question 13):

	2007	2008	2009	2010	After 2010	Total
At December 31, 2005
Finance lease debts ( long term )
gross amount
impact of discount
net amount	18	8	64	4	19	113

	2006	2007	2008	2009	After 2009	Total
At December 31, 2004
Finance lease debts ( long term )
gross amount
impact of discount
net amount	73	35	32	67		207

October 31, 2006

(e) : Question 14

Operating lease and sublease payments recognized as an expense can be analyzed as follows:

( in millions of euros )	At December 31, 2006	At December 31, 2005
Minimum lease payments
Contingent rents
Sublease payments
Total lease and sublease payments